September 3, 2009

Mr. David Edgar
U. S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, D.C.  20549

Re:           310 Holdings, Inc SEC comment letter dated September 1, 2009

Dear Mr. Edgar:

We are in receipt of your letter dated September 1, 2009.  We have filed an amended Form 8-K on September 3, 2009.  In conjunction with your letter the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

310 Holdings, Inc.

By: /s/ John Bordynuik
    John Bordynuik
    Chief Executive Officer